EXHIBIT 12.1

PACIFIC GAS AND ELECTRIC COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended June 30,	Six Months Ended June 30,	Year Ended December 31,
	2011	2011	2010	2009	2008	2007	2006
Earnings:
Net income	$359	$560	$1,121	$1,250	$1,199	$1,024	$985
Income taxes provision	189	320	574	482	488	571	602
Net fixed charges	209	422	799	817	860	889	801

Total Earnings	$757	$1,302	$2,494	$2,549	$2,547	$2,484	$2,388

Fixed Charges:
Interest on short-term borrowings and long-term debt, net	$197	$396	$731	$754	$794	$834	$770
Interest on capital leases	4	8	18	19	22	23	11
AFUDC debt	8	18	50	44	44	32	20

Total Fixed Charges	$209	$422	$799	$817	$860	$889	$801

Ratios of Earnings to Fixed Charges	3.62	3.09	3.12	3.12	2.96	2.79	2.98

Note: For the purpose of computing Pacific Gas and Electric Company’s ratios of earnings to fixed charges, “earnings” represent net income adjusted for the income or loss from equity investees of less than 100% owned affiliates, equity in undistributed income or losses of less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest). “Fixed charges” include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, and AFUDC debt. Fixed charges exclude interest on tax liabilities.